EXHIBIT 99.1

Gentor Resources Inc.

PRESS RELEASE

Gentor Resources receives excellent results from initial metallurgical test work on high-grade Massive Sulphide from the Mahab 4 Volcanogenic
Massive Sulphide deposit in Oman .

A composite drill core sample of primary massive sulphides from Mahab 4 with a head grade of 9.77% copper was successfully upgraded by means of standard flotation conditions to produce marketable concentrate grades of 20-27% copper at recoveries of 90-94% copper.

Toronto, Canada – April 24, 2012 - Gentor Resources Inc. (“Gentor”) (TSX-V – “GNT” & OTCQB – “GNTOF”) and its Omani partner Al Fairuz Mining Company LLC are pleased to announce the results of initial flotation testwork on its flagship Mahab 4 Cyprus-type copper discovery in Block 5.

Gentor commissioned Wardell Armstrong International based in Cornwall UK to provide a programme of scoping flotation testwork initially on a composite sample of high grade massive sulphide copper mineralisation from its recently drill evaluated Mahab 4 deposit.

Testwork Summary

Standard testwork using nominal parameters for Oman massive sulphides was applied as a base case to a combined massive sulphide-semi-massive sulphide sample grading 9.77% copper, producing a copper recovery of 85% to an acceptable 20.2% copper concentrate. Follow-up rougher tests summarised in Figure 1 below - using the base case but varying the initial conditions - produced a variety of higher grade concentrates with lower recoveries. However, finer grinding applied to allow 80% passing 40 microns released more copper tied up within pyrite grains to give a +90% copper recovery.

 Subsequent cleaner tests summarised in Figure 2 below have shown that it is possible to achieve either:

●	a circa 20.0% copper grade to 94% recovery from roughing alone; or
●	a circa 27.5% copper grade to 90% recovery from roughing + one stage of cleaning.

Dependent on the copper grade the concentrate contained 30-50% of the sulphide ore content.  The efficiency of the cleaner process determined that regrinding options appear to add little benefit. This test work therefore suggests that a relatively simple process using standard techniques and reagents is applicable for the Mahab 4 massive sulphides.

Gentor is now preparing a wider selection of ore type core samples including stringer zone and lower grade massive sulphides in order to determine standard testwork treatment parameters for the range of important bulk ore types at Mahab 4.

Gentor’s President & CEO Dr. Peter Ruxton commented: “Gentor is very pleased with these encouraging initial metallurgical tests that confirm our expectations that the high-grade massive sulphides at Mahab 4 will be readily treatable to produce a clean economic concentrate.  We have now approved further feasibility test work on a range of typical Mahab 4 ore types to obtain a comprehensive understanding of flotation conditions for this deposit.”

Test Work Program

In order to maximise the efficiency of the preliminary program the experiences and parameters of flotation treatment of various Oman Cyprus-type VMS deposits was utilised and incorporated into this phase of test work to provide initial test conditions.

In addition, a detailed mineralogical examination of the composite sample was undertaken in order to determine factors such as the main sulphide and gangue minerals present, their liberation sizes and degrees of alteration.  The massive sulphide ore type at Mahab 4 has a simple mineralogy comprising dominant early brecciated pyrite, partly replaced at all size levels by chalcopyrite and minor sphalerite; in a silica rich gangue.

This enabled identification of the most appropriate grind size, for each sample prior to undertaking additional flotation tests in order to optimise reagent conditions including defining collector type and dosage, flotation pH, and circuit configuration including number and length of cleaning stages.

Resultant base case conditions established included:

o	Grinding D80: 60µm
o	pH 11.5
o	200g/t Cytec A238 collector

The final program recently completed involved ten rougher tests and five cleaner tests.

Rougher Results

FT1 the first test for the MS head assay of 9.77% Cu (0.069% Cu (sol)), 46.96% S (0.29% S (sol)), and 0.30 mg/kg Au gave an excellent rougher flotation response of 85% recovery to 20.2% Cu concentrate.  This provided a strong basis from which to move forward with further testwork to investigate the effect of pH, collector dosage and primary grind size on flotation performance and subsequently the collector type efficiency.

These further tests showed:

●
FT2 – Increasing flotation pH from 11.5 to 12.0 resulted in a reduction in copper recovery after 10 minutes of flotation from 83.7% to 77.8%. The grade of concentrate was, however, approximately 2% higher in the concentrate suggesting that the increased pH was depressing chalcopyrite that was associated with pyrite.

●
FT3 – Increasing the amount of collector added from a total of 200g/t (FT1) to 300g/t resulted in an increase in copper recovery from 84.9% to 94.2% after 10 minutes. The increase in recovery did however result in a reduction in the grade of concentrate of approximately 3.2% to 17.1% Cu.

●
FT4 – Reducing the primary grind size from 80% passing 60µm to 80% passing 40µm resulted in an increase in copper recovery of 8.1%, when compared with FT1, to 93.1%. The results also showed that despite the increase in recovery, there was no detrimental effect on concentrate grade with levels of circa 20.5% Cu being maintained.

Based on these results, it would appear that a finer primary grind size is of more benefit for increased recovery than increased collector dosage. Therefore the second stage of testwork involved four rougher flotation tests using this finer grind size to again look at the effect of pH along with alternative copper collectors on flotation performance.

 Test conditions and results are summarised as follows;

●
FT5 – Repeat of test 4 (200g/t A238 at a grind size of 80% passing 40µm) but with initial flotation pH increased from 11.5 to 12.0.  Results showed that the increase in pH increased the maximum grade of concentrate that was achievable, however, there was no improvement in overall recovery.

●
FT6 – Repeat of test 4 but with the Cytec Aero 238 collector substituted for SIPX. Dosage levels were maintained. The results showed that the alternative collector provided the highest copper recovery observed to date of 97.2%, however, the grade of concentrate was just 12.6% Cu. When the grade of concentrate was increased to >20% Cu, recovery fell to levels which were below that which could be achieved using the previous selective collector.

●	FT7 – Repeat of test 6 but with collector dosage reduced to 75% of original level.Results showed that the test achieved higher concentrate grades than test 6 although recovery levels were lower.

●
FT8 – Repeat of test 4 but with primary grind size reduced from 80% passing 40µ to 80% passing 30µm. The results showed that the reduction in primary grind size resulted in a circa 2% increase in copper recovery at ‘lower’ grades (circa 22-23% Cu) but that as concentrate grade increased recoveries fell to levels achieved at coarser grind sizes.

Based on these results, it would appear that the best conditions identified to date are those of the test 4 regime as seen in Figure 1. Consequently, two additional tests were performed based on this regime but with the flotation pH reduced from 11.5 to 10.5. The first test (FT9) was performed using Aero 238 whilst the second (FT10) was performed using SIPX. Based on the responses shown in Figure 1 it would seem that the lower pH produces a less economical result and the Aero 238 performs much better than the SIPX,  therefore overall the test 4 conditions appear close to optimal for this material.

Figure 1. Summary of Rougher Testwork Results

Cleaner Results

A program of five cleaner tests were conducted that confirmed minimal treatment with standard conditions and reagents was required to produce an acceptable range of concentrates ranging from 20-27% Cu with commensurate high copper recoveries of 90-94%. Furthermore, given that these results show that only one stage of cleaning is required, it was considered unnecessary to proceed with the proposed locked cycle testwork which might be more appropriate for subsequent evaluation of lower grade MS ores.

A final report on this work is not yet available however a summary of testwork results is presented in Figure 2. This indicates that tests FC2 and FC5 appear to optimise the copper recovery above 90% with a minimum concentrate value of 20% Cu, and that finer grinding in FC5 provides up to 2% better recovery in concentrates up to 27% Cu, but at higher grades does not improve performance and is of marginal value. Therefore it is suggested no regrind may be necessary for this high-grade material.

Figure 2. Summary of Cleaner Testwork Results

Locality plans of the Oman concessions including the Mahab 4 deposit are found on the Company's website:http://www.gentorresources.com/s/NewsReleases.asp?ReportID=517002

Qualified Person

The results disclosed in this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by senior geologists under the direction of Dr. Peter Ruxton who is a Professional Member of the Institute of Materials, Minerals and Mining (I.M.M.M.), the Company's President and Chief Executive Officer and a "qualified person" (as such term is defined in Canadian National Instrument 43-101 as promulgated by the Canadian Securities Administrators).

Technical Report

Additional information with respect to the Company's Omani properties is contained in the technical report prepared by Venmyn Rand (Pty) Ltd, dated December 31, 2010 and entitled "National Instrument 43-101 Independent Technical Report on Block 5 and Block 6 Copper Projects, Semail Ophiolite Belt, Sultanate of Oman held by Gentor Resources, Inc."  A copy of this report can be obtained from SEDAR at www.sedar.com.

About Gentor

Gentor is a mineral exploration company whose projects include copper and gold properties in the Sultanate of Oman and a molybdenum-tungsten-silver property in East Central Idaho, U.S.  The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in the Sultanate of Oman.  In Oman, Gentor is partnered with Al

Fairuz Mining Company LLC on its Block 5 exploration tenement and Al Zuhra Mining Company LLC on Block 6.

Cautionary Notes

Forward-Looking Information:  This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding metallurgical testwork and other exploration results, potential mineral resources, potential mineralization and the Company's exploration and development plans) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, copper recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that copper recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world copper or gold markets and equity markets, political developments in Oman, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting exploration results and other geological data and the other risks involved in the mineral exploration business.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. investors are cautioned not to assume that any disclosure of mineralization contained in this press release is economically or legally mineable.  U.S. investors are urged to closely consider all of the disclosures in the Company's reports filed pursuant to the United States Securities Exchange Act of 1934 which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.html.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact: Dr. Peter Ruxton, President & CEO, United Kingdom Tel: + 44 (0) 7786 111103; or Arnold T. Kondrat, Executive Vice President, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.